July 12, 2006

Via EDGAR and Courier

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:            Peggy Fisher

Assistant Director

Re:                       Richardson Electronics, Ltd.

Registration Statement on Form S-1/A

Filed February 7, 2006

File No. 333-130219

Dear Ms. Fisher:

We are writing this letter on behalf of Richardson Electronics, Ltd. (the “Company” or “Richardson”) in response to the letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated February 21, 2006 regarding the above-referenced filing.

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. Because the Company is in the process of evaluating errors in financial accounting at one of its Italian subsidiaries and the adequacy of its accounting for income taxes at certain foreign subsidiaries, the Company is not filing an amended Registration Statement at this time. Similarly, this response letter responds only to those comments that relate to matters impacting the Company’s Form 10-K and/or Form 10-Q disclosure. Thus, we have omitted the Company’s responses to the Staff’s comments 1, 7 and 16. The Company intends to address these comments and to file an amendment to the Registration Statement as soon as the Company completes its evaluation of its accounting errors.

* * *

RELL0001

Peggy Fisher

Securities and Exchange Commission

July 12, 2006

Amendment No. 1 to Form S-1

Risks Related to Owning Our Notes, page 20

1.

We note your response to comment 6 in our letter to you dated January 4, 2006. It appears from section 2.01 of the indenture that beneficial owners’ ability to exercise certain rights of note holders under the Global Note will be limited. Please revise your disclosure accordingly, or tell us why you believe disclosure of this information is not appropriate.

Response: This comment refers solely to the Form S-1/A filed on February 7, 2006 and the Company is not providing a response to this comment at this time because, as stated above, it is not in a position to file an amended Registration Statement. The Company intends to file an amended Registration Statement along with a response to this comment as soon as possible.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations, page 30

2.

Please refer to prior comment 8. MD&A should not only identify and quantify, to the extent practicable, the increase in sales prices and volume, but also should analyze those and any other significant reasons underlying the increases (including underlying offsetting decreases) when the reasons are also material and determinable. For example, instead of only referring to increases in sales or growth in sales, you should discuss the extent to which such increases (or decreases) are attributable to increases or decreases in prices or to increases or decreases in the volume or amount of goods or services being sold or to the introduction (or elimination) of new (or old) products or services. Refer to Item 303(A)(3)(ii) of Regulation S-K. Also, include an analysis of the reasons and factors contributing to the increase or decrease where material and determinable, including a thorough analysis discussing both the intermediate effects of the matters identified and the reasons underlying those intermediate effects. See Release 33-8350 and SAB Topic 13.B. Quantify the contribution of each factor when two or more factors are identified as the causes for material changes. See FRC 501.04.

Response: The Company has reviewed its Management Discussion & Analysis of Financial Condition and Results of Operations (“MD&A”) disclosure in light of the reporting requirements of Regulation S-K, SEC Release 33-8350, SAB Topic 13B and FRC 501.04. The Company paid specific attention to assessing changes on its financial results and the reasons for those changes. After completing this review, the Company believes the MD&A disclosure identifies and quantifies, to the extent practicable, the material and determinable increases and decreases in its operating results for the reportable period and the significant reasons for those increases and decreases and that no further changes can be made.

RELL0002

Peggy Fisher

Securities and Exchange Commission

July 12, 2006

3.

We note that DSG sales, excluding the impact of the Kern acquisition, decreased 22% ($5,208) and 3% ($1,127) in the second quarter and first six months of fiscal 2006. You quantify the impact of the Kern acquisition in the leading paragraph on page 30 and not within the explanation of the changes for DSG on page 32. You state that the decline in the second quarter was due to a reduction in shipments to the New York Stock Exchange and a delay in closing project business which you expect to ship over the balance of the year. Please tell us whether the reasons underlying these declines are material and determinable and whether or not you expect the loss of the NYSE business to continue to result in reduced sales in future periods.

Response: The business of the Company’s Display Systems Group (“DSG”) business is project-based and, as a result, it does not tend to have significant long term sales to any particular customer. In fiscal 2005, the New York Stock Exchange engaged DSG in a significant project, which was completed in June 2005. The Company has revised its disclosure in “MD&A - Results of Operations - Three and Six Months - Net Sales and Gross Margin Analysis - Display Systems Group” to describe the nature of the New York Stock Exchange project. In addition, the Company has revised the explanation of the changes for DSG on page 32 to incorporate the impact of the Kern acquisition. The last paragraph on page 32 has been revised as follows (underscore indicates additions):

Display Systems Group

DSG net sales during the second quarter of fiscal 2006 decreased 7.1% to $21,894, as compared with $23,562 in the second quarter of fiscal 2005. However, during the first six months of fiscal 2006, net sales for DSG grew 14.3% to $46,344, as compared with $40,542 during the first six months of fiscal 2005. The decrease in net sales for the second quarter of fiscal 2006 compared to the second quarter in the prior year was due in part to a 40% reduction in second quarter of fiscal 2006 shipments to the New York Stock Exchange compared to second quarter of fiscal 2005. DSG has a project-based business. In fiscal 2005, the New York Stock Exchange initiated a large project with DSG. The decline in sales to the New York Stock Exchange is a result of the completion of this project. The sales decrease for the second quarter of fiscal 2006 was also due to the delay in closing project business which is expected to be shipped over the balance of the year, partially offset by an increase in the custom displays product line due to the Kern acquisition. Net sales for Kern in the second quarter and first six months of fiscal 2006 were $3,540 and $6,929, respectively. Sales in the custom display product lines were also negatively affected by the relocation of the U.S. DSG integration facility in the second quarter of fiscal 2006. The sales growth for the six-month period was mainly due to the Kern acquisition and an increase in sales of the custom display product line which increased 13.7% to $11,984 in fiscal 2006 from $10,538 in fiscal 2005. DSG gross margin increased 15.5% and 28.7% to $6,118 and $12,133 during the second quarter and first six months of fiscal 2006, respectively, from $5,298 and $9,431 for the same time periods last year. The gross margin percentage increased to 27.9% and 26.2% from 22.5% and 23.3% during the second quarter and first six months of fiscal 2006 and 2005, respectively. The gross margin improvement was due mainly to lower warranty expense as a result of a change in estimate during the second quarter of fiscal 2006 in the amount of $946, for the second quarter and first six months of

RELL0003

Peggy Fisher

Securities and Exchange Commission

July 12, 2006

fiscal 2006, respectively, and also due to improved product mix mainly in the specialty display and medical monitors product lines.

4.

At the same time your DSG sales declined your gross margin percentages increased from 22.5% to 27.9% in the second quarter and from 23.3% to 26.2% in the first six months of fiscal 2006. You state that the gross margin improvement was “due mainly to improved product mix and lower warranty expense.” Please tell us and disclose to quantify the contribution of each factor listed. Clarify, similar to your disclosure on page F-46 that the change to the warranty accrual was due to the change in estimate of $946,000. We note that this change represented 4.3% and 2.0% of your DSG sales for the second quarter and six months ended December 3, 2005. Please discuss the reasons for the changes in estimate of the warranty accrual. Please note that if there were offsetting significant declines those factors should also be quantified and explained. For example, given the decline in sales, we would generally expect reduced margins as the fixed costs are absorbed by fewer unit sales.

Response: The Company has modified its disclosure (which is included in Response 3 above) regarding the gross margin improvement due to the change in estimate of warranty expense which was $946,000 in the second quarter of fiscal 2006 and the improved product mix due to the specialty display and medical monitors product lines. There were no significant offsetting declines in gross margin for the periods presented. The Company’s manufacturing activities are not a significant portion of the business, and hence, the Company does not incur a material amount of fixed costs. Therefore, a decline in sales would not necessarily result in reduced margins. For further discussion regarding the Company’s change in estimate of the warranty accrual, please refer to the response to comment 15.

5.

Please refer to prior comment 9. We note that it is your stated policy that you consider three consecutive years of losses “to be significant negative evidence that it is more likely than not that the tax benefit related to the deferred tax assets will not be realized.” As a result of this policy, you stated that you changed your level of certainty with respect to the realization of certain deferred tax assets and increased your valuation allowance. Based upon the disclosure on page F-38, it appears that the majority of the increase in the valuation allowance ($12.3 million for your U.S. deferred tax assets) was recorded in the third quarter of fiscal 2005. Please tell us at what point each of the relevant domestic and foreign operations had three consecutive years of losses. It appears from prior Forms 10-K that you reported fiscal year U.S. losses before taxes beginning with fiscal 2002. As such, based upon your stated policy, we would have expected you to change your level of certainty in 2004 and not the third quarter of 2005. Also, similar to your response, please disclose your belief that “[i]n order to reverse the recorded valuation allowance, the Company would likely need to have positive cumulative earnings for the three-year period preceding the year of change.”

Response: Due to changes in the level of certainty regarding realization, a valuation allowance of approximately $12.3 million was established during the third quarter of fiscal 2005 to offset certain domestic deferred tax assets, primarily inventory valuation, and domestic net

RELL0004

Peggy Fisher

Securities and Exchange Commission

July 12, 2006

operating loss (NOL) carryforwards. The valuation allowance was recorded in the third quarter of fiscal 2005 and not in an earlier period due to the following:

•

The cumulative domestic book losses for fiscal years 2002 and 2003 included the following significant one-time, non-recurring charges for: 1) loss on the disposition of the medical business in fiscal 2002 of $4.6 million, 2) write off of obsolete inventory in fiscal 2002 and 2003 of $17.1 million and $11.4 million, respectively that total $28.5 million and 3) a goodwill impairment charge in fiscal 2003 for $17.9 million. Without these non-recurring charges, the Company would have shown a profit for the three-year period.

•	All NOLs related to fiscal 2002 and 2003 had been carried back and fully utilized in prior years. The only deferred tax assets for NOLs related to fiscal 2004 and could only be carried forward.
•

Based on the Company’s profitability for 2002 through 2004, exclusive of the non-recurring charges, the Company’s profit projections for fiscal 2005 were considered to be sufficient to absorb any remaining net deferred tax assets not covered by the tax planning strategies.

•	During the first and second quarters of fiscal 2005, the Company continued to incur losses, however, its projections indicated that these losses would be eliminated by the end of fiscal 2005.

•

By the end of the third quarter of fiscal 2005, based on updated projections, it was determined that a book loss would be incurred for fiscal 2005 and that three years of cumulative losses would result as of the end of fiscal 2005 and that the Company could no longer rely on its projections. As a result, a valuation allowance of approximately $12.3 million was established during the third quarter of fiscal 2005.

Prior to 2005, the valuation allowance that was recorded related to various foreign subsidiaries with a history of losses. In fiscal 2003, a valuation allowance of $1.6 million was recorded and was increased to $4.0 million in fiscal 2004.

In addition, as requested, the second paragraph on page F-29 has been revised as follows (underscore indicates additions):

At May 28, 2005, domestic net operating loss carryforwards (NOL) amount to approximately $19.9 million. These NOLs expire between 2023 and 2025. Foreign net operating loss carryforwards total approximately $18.4 million with various or indefinite expiration dates. In fiscal 2005, the Company recorded an additional valuation allowance of approximately $0.8 million relating to deferred tax assets and net operating loss carryforwards relating to certain foreign subsidiaries. Also, due to changes in the level of certainty regarding realization, a valuation allowance of approximately $12.3 million was established in fiscal 2005 to offset certain domestic deferred tax assets, primarily inventory valuation, and domestic net operating loss carryforwards. The Company believes that in order to reverse the recorded valuation allowance in any subsidiary, the Company would

RELL0005

Peggy Fisher

Securities and Exchange Commission

July 12, 2006

likely need to have positive cumulative earnings in that subsidiary for the three-year period preceding the year of the reversal. The Company also has an alternative minimum tax credit carryforward at May 28, 2005, in the amount of $1,189 that has an indefinite carryforward period.

6.

Please refer to prior comment 9 and the disclosure on page 41. We note your reference to a “strategic decision” in the sixth paragraph. Please clarify the nature of the strategic decision. That is, if the decision represents a strategic change in your business operations then please explain that change and how it may impact your business.

Response: The Company has modified its disclosure to clarify the nature of the strategic decision by adding the sentence “Based on management’s potential future plans regarding this subsidiary, it was determined that these earnings would no longer meet the specific requirements for permanent reinvestment under APB. No. 23.” The addition of this sentence will make the MD&A disclosure consistent with Note I on page F-29. The sixth paragraph on page 41 has been revised as follows (underscore indicates additions):

At the end of fiscal 2004, all of the cumulative positive earnings of the Company's foreign subsidiaries, amounting to $35.1 million, were considered permanently reinvested pursuant to APB No. 23, Accounting for Income Taxes-Special Areas. As such, U.S. taxes were not provided on these amounts. In fiscal 2005, because of a strategic decision, the Company determined that approximately $12.9 million of one of its foreign subsidiaries' earnings could no longer be considered permanently reinvested as those earnings may be distributed in future years. Based on management’s potential future plans regarding this subsidiary, it was determined that these earnings would no longer meet the specific requirements for permanent reinvestment under APB No. 23. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income tax and foreign withholding taxes. As such, the Company has established a deferred tax liability of approximately $4.9 million. The remaining cumulative positive earnings of the Company’s foreign subsidiaries were still considered permanently reinvested pursuant to APB No. 23 and amounted to $29.1 million. Due to various tax attributes that are continually changing, it is not possible to determine what, if any, tax liability might exist if such earnings were to be repatriated.

Principal Stockholders, page 68

7.

Please expand your response to prior comment 12 to clarify whether any individual or group directly or indirectly has or shares voting or investment power for the entities where you have not identified particular individuals. If there are no such individuals, please explain to us how the entities operate to make voting and investment decisions regarding your shares, and tell the names of those who serve as officers and directors of the entities.

RELL0006

Peggy Fisher

Securities and Exchange Commission

July 12, 2006

Response: This comment refers solely to the Form S-1/A filed on February 7, 2006 and the Company is not providing a response to this comment at this time because, as stated above, it is not in a position to file an amended Registration Statement. The Company intends to file an amended Registration Statement along with a response to this comment as soon as possible.

Annual Financial Statements, page F-1

Note A. Significant Accounting Policies, page F-11

Revenue Recognition, page F-14

8.

Please refer to prior comment 20. We note that you have concluded that your sales prices are fixed and determinable. We note your disclosure that your products are often manufactured to meet the specific design needs of your customers’ applications. Tell us about your methodology used to record sales rebates, and address the extent of your historical experience offering sales rebates.

Response: The Company does not offer sales rebates. To avoid any confusion that could arise from the mention of rebates in Note A on page F-14, the Company has deleted the reference to rebates in its description of its revenue recognition policy. The third paragraph on page F-14 has been revised as follows (strike through indicates deletions):

Revenue Recognition:  The Company’s product sales are recognized as revenue upon shipment, when title passes to the customer, delivery has occurred or services have been rendered, and collectibility is reasonably assured. The Company’s terms are generally FOB shipping point and sales are recorded net of discounts~~, rebates~~ and returns based on the Company’s historical experience. The Company’s products are often manufactured to meet the specific design needs of its customers’ applications. Its engineers work closely with customers in ensuring that the product the Company seeks to provide them will meet their needs, but its customers are under no obligation to compensate the Company for designing the products it sells; the Company retains the rights to its designs.

Note I. Income Taxes, page F-29

9.

Please refer to prior comment 27. Please update your income tax policy disclosure consistent with your response to prior comment 9. Please tell us the amount of the change in the valuation allowance of $12.3 million that is applicable to the inventory valuation. Tell us the amount and nature of the domestic deferred tax asset related to your inventory valuation. Please tell us why, given the policy stated in your response, you did not establish a full valuation allowance for your domestic deferred tax assets of $25.5 million.

Response: The first paragraph in “Critical Accounting Policies and Estimates” under Income Taxes on Page 47 has been revised to read as follows (underscore indicates additions):

RELL0007

Peggy Fisher

Securities and Exchange Commission

July 12, 2006

We recognize deferred tax assets and liabilities based on the differences between financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on a number of factors, including both positive and negative evidence, in determining the need for a valuation allowance. Those factors include historical taxable income or loss, projected future taxable income or loss, the expected timing of the reversals of existing temporary differences, and the implementation of tax planning strategies. In circumstances where we or any of our affiliates have incurred three years of cumulative losses which constitute significant negative evidence, positive evidence of equal or greater significance is needed by the Company at a minimum to overcome that negative evidence before a tax benefit is recognized for deductible temporary differences and loss carryforwards. In evaluating the positive evidence available, expectations as to future taxable income would rarely be sufficient to overcome the negative evidence of recent cumulative losses, even if supported by detailed forecasts and projections. In order to reverse the recorded valuation allowance, we would likely need to have positive cumulative earnings for the three-year period preceding the year of the reversal. Therefore, our projections as to future earnings would not be used as an indicator in analyzing whether a valuation allowance established in a prior year can be removed or reduced.

As of May 28, 2005, the Company’s domestic deferred tax assets were $25.5 million of which $12.4 million related to inventory valuation. The inventory valuation relates to an inventory overstock reserve that has been recorded for U.S. GAAP purposes, however, because the inventory in question has not been physically disposed of, a deduction has not been taken for income tax purposes. As of May 28, 2005, the Company had a valuation allowance established against these deferred tax assets of $ 12.3 million. In addition, as of May 28, 2005, the Company had domestic deferred tax liabilities of $7.7 million, leaving a net domestic deferred tax asset of $5.5 million. The Company did not reduce the net domestic deferred tax asset balance to zero as the Company had specific and executable tax planning strategies that would create taxable income of $5.5 million.

Interim Financial Statements

Note G. Debt, page F-46

10.

Please refer to prior comment 22. We note that you have determined that the debt conversion feature would be classified in stockholders’ equity pursuant to paragraphs 12-32 of EITF 00-19. Provide to us a detailed analysis of paragraphs 12-32 of EITF 00-19 as it applies to the 8% notes to support your conclusion that the conversion feature is appropriately classified in stockholders’ equity. For example, tell us the maximum possible amount of liquidated damages, address why you concluded that you have sufficient authorized and issued shares given that note is convertible into a variable number of shares, and discuss your consideration of paragraph 27 of EITF 00-19.

Response: Prior to concluding that the debt conversion feature of the notes would be classified as stockholders’ equity, the Company undertook the detailed analysis required by paragraphs 12-32 of EITF 00-19. The Company has included this analysis below. Included

RELL0008

Peggy Fisher

Securities and Exchange Commission

July 12, 2006

within this analysis is the Company’s determination that the maximum possible amount of liquidated damages is $423,611. Also included in this analysis is the basis for the Company’s conclusion on share availability given that the note is convertible into a variable number of shares.

00-19 Paragraph	00-19 Requirement	Application to the Conversion Feature
12

An instrument that includes any provision that could require net-cash settlement cannot be accounted for as equity (except in those limited circumstances in which holders of the underlying shares also would receive cash-e.g. liquidation). For SEC registrants, any provision that could require physical settlement by a cash payment to the counterparty in exchange for the company's shares cannot be accounted for as permanent equity (temporary equity classification is required).

No such provisions noted.
13 - 18

In order to be equity classified, an instrument must permit the company to settle in unregistered shares. Related considerations: 1) the contract permits a company to net-share settle by delivery of unregistered shares, 2) if (a) a derivative contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement would be permitted or required and (b) the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares and the instruments fails equity classification, 3) If a settlement alternative includes a penalty that would be avoided by a company under other settlement alternatives, the

Management will endeavor to comply with all applicable Federal and State securities laws and will endeavor to list such Common Shares on each national securities exchange on which the Common Shares are listed. The Company has the legal right to issue unregistered shares upon conversion.

RELL0009

Peggy Fisher

Securities and Exchange Commission

July 12, 2006

uneconomic settlement alternative should be disregarded in classifying the contract, 4) if an instrument involves delivery of shares at settlement that are registered at inception of the transaction and there are no further timely filing or registration requirements, share delivery is within the control of the company.

19

The Issuer must have sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. If a company could be required to obtain shareholder approval to increase the company's authorized shares in order to net-share or physically settle a contract, share settlement is not controlled by the company and asset or liability classification is required.

The authorized and unissued shares are sufficient to cover the number of shares issuable under all contracts that require issuance of stock. As of December 3, 2005, the Company had 14.4 million authorized but unissued shares versus a potential 2.4 million required to settle this contract. In addition, other commitments total 8.5 million shares.

20 -24

An instrument must contain an explicit limit on the number of shares to be delivered in a share settlement. For certain contracts, the number of shares that could be required to be delivered upon net-share settlement is essentially indeterminate. If the number of shares that could be required to be delivered to net-share settle the contract is indeterminate, a company will be unable to conclude that it has sufficient available authorized and unissued shares and, therefore, net-share settlement is not within the control of the company. If a contract limits or caps the number of shares to be delivered upon expiration of the contract to a fixed number, that

If the Company pays a dividend in shares (any number), in cash in excess of $0.16 per year, distributes other than cash or common shares, or reclasses its common shares, these would increase the number of shares to which the holder (converted) would be entitled upon conversion. The number of shares is limited to the amount that the bondholders would have received if they converted their notes into shares, so while there is not an exact number known to cover all possible adjustments, it is limited to the same rights as a shareholder. The dividend payment scenarios previously mentioned are considered normal anti-dilutive provisions that would not

RELL00010

Peggy Fisher

Securities and Exchange Commission

July 12, 2006

fixed maximum number can be compared to the available authorized and unissued shares to determine if net-share settlement is within the control of the company.

affect the percentage of authorized shares reserved.

Page 51 of the Indenture indicates that upon a Change in Control, if a holder elects to convert securities on or before December 20, 2008, the conversion price is increased by additional shares of common stock per Schedule A of the indenture, but no additional shares are received if the stock price is less than $8.40/share or greater than $30.00/share. Although this creates variability in the number of shares issued, the maximum number of shares that could be issued is 727,500. The Company has sufficient authorized and unissued shares to cover the maximum number of additional shares that could be required.

25

An instrument must not require cash payment to the counter-party in the event the company fails to make timely filings with the SEC, as this is not within the control of the company. Accordingly, if a contract permits share settlement but requires net-cash settlement in the event that the company does not make timely filings with the SEC, that contract must be classified as an asset or a liability.

There are potential "Registration Delay Payments" if a shelf registration statement is not filed with the SEC by the deadline stated in the indenture or is not declared effective by the SEC on or before the effectiveness target date, as stated in the indenture. The "Registration Delay Payments" are 1% per annum of the $25 million outstanding 8% notes, for every day after the deadline that the Company remains delinquent. The maximum amount of “Registration Delay Payments” is $423,611. However, the "Registration Delay Payment" does not require net settlement, only a cash penalty payment to the holders; therefore, the Company has determined this should be evaluated as a SFAS 5, Accounting for Contingencies, contingency accrual and is not an embedded derivative.

RELL00011

Peggy Fisher

Securities and Exchange Commission

July 12, 2006

26

An instrument cannot require cash payments to the counter-party if the shares initially delivered upon settlement of the conversion are subsequently sold and the sales proceeds are insufficient to provide the counter-party with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions). Top-off or make whole provisions that are net share settled and are also subject to the share cap would not preclude equity classification.

No such provisions noted.
27 - 28	An instrument may require net cash settlement in specific circumstances in which the holders of the shares underlying the contract also would receive cash.	No such provisions noted.
29 - 31

An instrument must not contain provisions that indicate that the holder of the conversion feature has rights that rank higher than those of a shareholder of the stock underlying the contract. To be classified as equity, a contract cannot give the counter-party any of the rights of a creditor in the event of the company's bankruptcy.

Page 53 of the Indenture indicates that the offered securities are subordinated to all senior indebtedness existing or to be incurred, except for (A) debt to a subsidiary, (B) debt which by its terms is inferior, (C) 7 1/4% subsidiary debt due 2006 and 8 1/4% subsidiary debt due 2006, (D) debt which by its terms is ranked equally and ratably, including the 7 3/4% notes due 2011, and (E) all other future debt defined as inferior. The rights of a holder, after conversion, are the same as those of any common shareholder.

32

An instrument must not require the issuer to post collateral at any point or for any reason as this is inconsistent with the concept of equity and, therefore, would preclude equity classification of the contract.

No such provisions noted.

11.

Please refer to prior comment 23. It appears that you have determined that the auto-conversion feature in the 8% note is an embedded derivative pursuant to paragraph 12 of SFAS 133, and that you concluded that the estimated fair value of the embedded derivative is immaterial. Please note that you are required to assess the materiality of

RELL00012

Peggy Fisher

Securities and Exchange Commission

July 12, 2006

not recording this derivative and marking it to fair value for each reporting period that it remains a derivative.

Response: The Company acknowledges its requirement to assess the materiality of not recording the embedded derivative in the 8% notes and to mark it to fair value for each reporting period that such derivative remains.

12.	Please refer to prior comment 23. Please tell us how you evaluated the make-whole interest rate provision under paragraph 13 of SFAS 133.

Response: In the response to prior comment 23, the Company performed a thorough analysis of all provisions of the 8% notes and determined there was an embedded derivative related to the auto-conversion feature, due to the make-whole interest rate provision in the notes.  The Company utilized a binomial tree Monte Carlo simulation model to calculate the probability-weighted present value and, after assigning likelihood, placed a fair value on the embedded derivative.

13.

Please refer to prior comment 24. Please revise your disclosure to include all of the significant terms of the 8% convertible notes. For example, describe (a) the types of events that would cause a change in the conversion rate and how the rate would be adjusted, (b) the nature of the consideration for the make-whole interest payment and how the number of shares are to be determined, (c) the terms related to redemption if the common stock is not authorized for quotation, (d) the repurchase price if you repurchase or redeem the 7 ¾% notes, and (e) the significant terms of the registration rights agreement and the related penalty. Please also disclose the maximum possible penalty under the agreement. Please similarly revise your disclosure with respect to the 7 ¾% notes on page F-24. For example, please describe the types of events that would cause a change in the conversion rate and how the rate would be adjusted.

Response: The Company has reviewed the description of the 8% notes in Note G and the description of the 7 ¾% notes on page F-24. Upon completion of such review, the Company has concluded that these descriptions of the 8% notes and the 7 ¾% notes contain all of the significant terms of such notes.

Note H. Income Taxes, page F-48

14.

We note that for the six months ended December 3, 2005, “the tax benefit primarily related to domestic net operating losses was limited by the requirement for a valuation allowance of $2,204,000, which increased the effective income tax rate by 44.5%.” We also note that the provision for this period includes a provision for $344,000 for income tax exposures related to prior years and a reversal of a reserve of $1,000,000. Please tell us in more detail about the items that caused you to record an income tax provision of 58.9% for the first six months of fiscal 2006. For example, tell us why you were “required” to record a valuation allowance of $2.2 million. If available, please provide a rate reconciliation schedule with explanations of each significant item.

RELL00013

Peggy Fisher

Securities and Exchange Commission

July 12, 2006

Response: As previously stated, the Company has had three years of cumulative losses in the U.S. and certain of the Company’s foreign subsidiaries, which the Company considers significant negative evidence that it is more likely than not that the tax benefit related to the deferred tax assets will not be realized. As losses have continued in certain jurisdictions for the six months ended December 3, 2005, and as there were no new factors that would warrant the removal of the valuation allowance, an increase was made to the valuation allowance for the six months ended December 3, 2005 for $2.2 million.

The $344,000 increase in reserves for income tax exposures related to prior years is for transfer pricing exposures for certain foreign subsidiaries. The impact on any individual quarter or fiscal year was not deemed to be material and the entire adjustment was properly recorded in the quarter ended September 3, 2005. Due to the Company’s recently announced restatement, the $344,000 adjustment was included in the Company’s restatement of prior periods. As a result, the sentence related to the $344,000 adjustment has been deleted. The first paragraph under Note H – Income Taxes on page F-48 has been revised as follows (underscore indicates additions and strike through indicates deletions):

The effective income tax rates for the second quarter and first six months of fiscal year 2006 were 70.6% and 54.2%, respectively, as compared with 33.6% and 31.8% for the second quarter and first six months of fiscal 2005, respectively. The difference between the effective tax rates as compared to the U.S. federal statutory rate of 34% primarily results from the Company’s geographical distribution of taxable income or losses, and, in the three and six months ended December 3, 2005, subject to valuation allowances related to net operating losses. For the six months ended December 3, 2005, the tax benefit primarily related to net operating losses was limited by the requirement for a valuation allowance of $2,204, which increased the effective income tax rate by 47.8%. ~~The first six months of fiscal 2006 includes an income tax provision of $344 for income tax exposures related to prior years recorded in the first quarter of fiscal 2006. In addition,~~ During the second quarter of fiscal 2006, income tax reserves of approximately $1,000 for certain income tax exposures were reversed because the statute of limitations with respect to these income tax exposures expired.

During the quarter ended December 3, 2005, the $1.0 million reversal of income tax reserves related to income tax exposures in a single foreign country. The statute of limitations with respect to these income tax exposures expired in the quarter ended December 3, 2005.

The following rate reconciliation is for the six months ended December 3, 2005:

RELL00014

Peggy Fisher

Securities and Exchange Commission

July 12, 2006

	Six Months Ended
	December 3, 2005
(in thousands)	Amount	%
Federal statutory rate	$ 1,568	34.0%
Effect of:
State income taxes, net of federal tax benefit	(222)	(4.8)
Foreign taxes at other rates	(280)	(6.1)
Valuation allowance	2,204	47.8
Income tax reserve adjustment	(1,000)	(21.7)
Other	230	5.0
Total	$ 2,500	54.2%

15.

We note that you recorded a change in your estimate for warranties during the first six months of fiscal 2006 resulting in a decrease to cost of sales of $946,000. You state that the primary factor for the change was the expiration of warranty periods for warranty reserves that you established in the second quarter of fiscal 2003. From page F-37 we note that the total warranty expense recorded for all four quarters of fiscal 2003 was only $846,000. Please reconcile and provide your supporting analysis. Please explain why you determined not to revise the estimate of your warranty for these products until the second quarter of fiscal 2006 and not an earlier period given your experience. Tell us your policy with respect to accruals and reversals of those accruals for warranties. Your response should address both changes made for warranties expiring in the quarter and your decision to review and revise the estimates for all outstanding warranties on these products in the second quarter of fiscal 2006.

Response: In October 2002, DSG extended a one year manufacturer’s warranty on certain products by an additional two years. Thus, the first year of the warranty period is the responsibility of the manufacturer and the second and third years of the warranty period are the responsibility of the Company. At the inception of the warranty program, due to the lack of history and warranty experience at the Company, the Company unsuccessfully attempted to contact the manufacturer to determine historical failures. As a result, based on product management’s best estimate, a failure rate was calculated (depending on the individual product) and used to determine the required warranty reserve.

From October 2002 through November 2005, due to minimal history and warranty experience regarding possible failures, the warranty reserve was determined based on the overall warranty returns (including year one failures) to estimate the Company’s ultimate exposure for years two and three. For example, the failure rates in year one were deemed to be an indication of failure rates in years two and three.

In October 2005, the warranty for the first product covered under the three-year warranty expired. Based on the history to that date, it appeared that the failure rates experienced in year one did not necessarily have a direct relationship to the failure rates in year two and, based on very limited data, year three. Based on the actual warranty experience to that date,

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Peggy Fisher

Securities and Exchange Commission

July 12, 2006

the Company revised its estimate of the warranty reserve. The Company calculated its warranty reserve based on the actual failure rate experienced during year two of the warranty program, which the Company believes is the best information available. The fiscal 2006 second quarter adjustment of $946,000 was recorded due to the revised failure rates and warranty experience applied to all products sold under the three-year warranty program (fiscal 2003 through the second quarter of fiscal 2006), not just the products sold in the first year of the program (or fiscal 2003).

Due to the lack of history, the Company does not believe that adequate information was available as of May 28, 2005, to make any adjustment at that time. As the extended warranty on the first products sold under the warranty program expired during the second quarter of fiscal 2006, along with the additional six months of warranty experience available during the first half of fiscal 2006, the Company believes the adjustment of $946,000 was appropriately recorded as a change in estimate during the second quarter of fiscal 2006.

Exhibits

Exhibit 5.1 Legality Opinion

16.	Revise the first sentence of page 5 of the opinion to make clear that investors are entitled to rely on the opinion, or remove language which implies that they cannot so rely.

Response: This comment refers solely to the Form S-1/A filed on February 7, 2006 and the Company is not providing a response to this comment at this time because, as stated above, it is not in a position to file an amended Registration Statement. The Company intends to file an amended Registration Statement along with a response to this comment as soon as possible.

If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at 314-259-2438, or Todd M. Kaye at 314-259-2194, or either of us by fax at 314-259-2020.

Very truly yours,

/s/ C. Brendan Johnson

C. Brendan Johnson

cc:	Eduardo Aleman
Kaitlin Tillan
Securities and Exchange Commission
David J. Gilmartin
David J. DeNeve
Richardson Electronics, Ltd.

Scott Hodes
Bryan Cave, LLP

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